Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Louise Tallon	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Receives Early Approval from the World Health
Organization to Begin Offshore Manufacturing of TrinScreen HIV
& Uni-Gold HIV

DUBLIN, Ireland (December 18, 2024)... Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced an important update on its Comprehensive Transformation Plan, which includes the transfer of manufacturing of both TrinScreen HIV and Uni-Gold HIV to a lower-cost offshore manufacturing partner. Trinity Biotech has received earlier than expected approval from the World Health Organization (WHO) to permit the later-stage manufacturing process of TrinScreen HIV and Uni-Gold HIV at its outsourced provider.  This approval was a key prerequisite in the manufacturing transfer the Company has been working towards as part of its Comprehensive Transformation Plan.

“We are pleased to have received the earlier than expected regulatory approval from the WHO to begin the later-stage manufacturing processes of both of our rapid HIV tests, TrinScreen HIV and Uni-Gold HIV, at our offshore manufacturing facility,” said John Gillard, CEO of Trinity Biotech. “This achievement represents a significant milestone for Trinity Biotech in our previously announced Comprehensive Transformation Plan and demonstrates the strong execution of our team in collaborating with global regulatory authorities. We expect to begin manufacturing our rapid HIV tests at the new location in Q1, 2025, which will benefit our future growth, improve our margins and create shareholder value. I would like to thank all the Trinity Biotech employees who have pushed hard to attain this goal in an expedited manner.”

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.